UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)*

INTENSITY THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45828J103
(CUSIP Number)

5/31/2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is

☐	Rule 13d – 1(b)

☐	Rule 13d – 1(c)

☒	Rule 13d – 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons: LFP Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 745,872 (1)
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 745,872 (1)
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 745,872 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions): CO

(1)	Includes 49,000 warrants to purchase common stock of the Issuer that are exercisable with 60 days of May 31, 2024. Based on 13,711,877 shares of common stock outstanding on May 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, as filed with the Securities and Exchange Commission on May 9, 2024.

SCHEDULE 13G

CUSIP: 45828J103

Item 1(a)	Name of issuer: Intensity Therapeutics, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

1 Enterprise Drive, Suite 430, Shelton, CT 06484-4779

2(a)	Name of person filing: LFP Management, LLC

2(b)	Address or principal business office or, if none, residence:

c/o LFP Management, LLC, 444 West Lake Street, Suite 1900, Chicago IL 60606

2(c)	Citizenship: United States

2(d)	Title of class of securities: Common Stock, par value $0.0001 per share

2(e)	CUSIP No.: 45828J103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a–8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s)

(ii)	Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s)

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2024

LFP MANAGEMENT, LLC

By:	/s/ Sophia Stratton
Title:	Manager

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